09040283

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
First Trust Portfolios L.P. and Subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 E. Liberty Drive, Suite 400
(No. and Street)

Wheaton	IL	60187
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2009
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine (630) 765-8798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Mark Bradley, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated schedules pertaining to First Trust Portfolios L.P. and Subsidiaries, for the year ended December 31, 2008, are true and correct. I further affirm that neither the Partnership nor any partner proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
RUTH A. HENRY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 08/01/10

First Trust Portfolios L.P.
and Subsidiaries
(SEC I.D. No. 8-43843)

Consolidated Statement of Financial Condition
as of December 31, 2008, and
Independent Auditors' Report, and
Supplemental Report on Internal Control

PUBLIC

File pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
First Trust Portfolios L.P. and Subsidiaries
Wheaton, Illinois

We have audited the accompanying consolidated statement of financial condition of First Trust Portfolios L.P. and Subsidiaries (the "Partnership") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of First Trust Portfolios L.P. and Subsidiaries at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2009

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
CASH AND CASH EQUIVALENTS	$ 6,655,234
CASH SEGREGATED FOR REGULATORY PURPOSES	1,500,000
DEPOSITS WITH CLEARING ORGANIZATIONS	2,524,591
RECEIVABLES:	
Brokers, dealers, and clearing organizations	1,520,890
Deferred sales charge	818,755
Customers	6,171,041
Interest	192,995
Affiliates	8,272,654
Other	1,622,515
Total receivables	18,598,850
PREPAIDS	1,031,915
SECURITIES OWNED, PLEDGED AS COLLATERAL	14,147,849
OTHER SECURITIES OWNED	3,455,559
PROPERTY, EQUIPMENT and LEASEHOLD IMPROVEMENTS — At cost, less accumulated depreciation and amortization of $2,699,224	11,723,049
GOODWILL	1,460,137
INTANGIBLE ASSETS:	
Sponsorship rights, at cost, less accumulated amortization of $158,401	91,599
Software development costs, at cost, less accumulated amortization of $319,299	1,287,651
Total intangible assets	1,379,250
OTHER ASSETS	683,416
TOTAL ASSETS	$ 63,159,850
LIABILITIES AND PARTNERS' CAPITAL	
SHORT-TERM BANK BORROWINGS	$ 3,900,000
SECURITIES SOLD, NOT YET PURCHASED	412,450
PAYABLES:	
Brokers, dealers, and clearing organizations	4,901,954
Customers	73,162
Total payables	4,975,116
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	9,423,570
Total Liabilities	18,711,136
PARTNERS' CAPITAL	44,448,714
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 63,159,850

See notes to consolidated statement of financial condition.

1. DESCRIPTION OF BUSINESS

Organization — First Trust Portfolios L.P. and Subsidiaries (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading, and distribution of unit investment trusts, closed-end mutual funds, exchange-traded funds, and other securities. The Partnership acts as the sponsor for various series of unit investment trusts including the FT Series, The First Trust Combined Series, The First Trust Special Situations Trust, and The First Trust GNMA (collectively, the "Trusts"). The Partnership also provides underwriting and distribution assistance to closed-end mutual funds and exchange traded funds advised or sub-advised by its affiliates. The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation controlled by the Robert D. Van Kampen family. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

The Partnership has a majority and controlling interest in BondWave L.L.C. ("BondWave"), a Delaware limited liability company specializing in owning and developing an electronic system designed to aggregate retail demand in the fixed income securities marketplace in the United States of America and in foreign countries, and in providing licenses to third parties for the use of such system.

The Partnership also has a majority and controlling interest in Stonebridge Advisors L.L.C. ("Stonebridge"), a Delaware limited liability company, which was formed to engage in the business of acting as an investment advisor to clients in the United States and in foreign countries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated statement of financial condition includes the accounts of the Partnership and its majority-owned subsidiaries BondWave and Stonebridge. The Partnership is engaged in a single line of business as a securities broker-dealer. All intercompany balances are eliminated in consolidation.

Cash and Cash Equivalents — Cash and cash equivalents primarily consist of demand deposits. The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Cash Segregated for Regulatory Purposes — Cash of $1,500,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned, Pledged as Collateral and Securities Sold, Not Yet Purchased — Securities owned, pledged as collateral and securities sold, not yet purchased, other than units of unit investment trusts, are carried at fair value which is based on quoted market prices, amounts that approximate quoted values or amounts that approximate quoted values for securities of comparable quality, maturity, and interest rate. Units of unit investment trusts are carried at redemption value, which represents fair value. Proprietary securities transactions and related revenues and expenses are recorded on a trade-date basis.

Customers' Securities Transactions — Customer securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Internal-Use Software — The Partnership capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"). Subsequent additions, modifications, or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of five years.

Property, Equipment and Leasehold Improvements — Depreciation of property and equipment is computed using an accelerated method over the estimated useful lives of such assets which range from five to seven years. Leasehold improvements are carried at cost and amortized over the shorter of the term of the applicable lease agreement or the life of the asset.

Goodwill — Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Goodwill is not amortized but is tested at least annually for impairment. During the year ended December 31, 2008, no impairment adjustment was deemed necessary.

Sponsorship Rights— The Partnership acquired sponsorship rights for equity unit investment trusts at a cost of $250,000. Amortization of the sponsorship rights is computed using the straight-line method over the useful lives of such assets which range from one to forty years.

Software Development Costs —Software development costs are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.* Costs associated with the planning and design phase of software development, including coding and testing activities necessary to establish technological feasibility of computer software products to be licensed or otherwise marketed, are expensed as research and development costs as incurred. Once technological feasibility has been determined, costs incurred in the construction phase of software development including coding, testing, and product quality assurance are capitalized. In accordance with SFAS No. 86, the Partnership has capitalized software for which the Partnership believes technological feasibility has been established. On an annual basis, BondWave compares its software development costs to the net realizable value of such assets. At December 31, 2008, the net realizable value of software development costs exceeded the cost of these assets, thus no impairment adjustment was deemed necessary.

Amortization commences at the time of capitalization or, in the case of a new service offering, at the time the service becomes available for use. The Partnership's policy is to amortize capitalized software costs using the straight-line method over a five-year period.

Income Taxes — The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is includable in the federal income tax returns of the partners.

The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Partnership is not subject to Illinois Replacement Tax as all the income generated in the state flows through to its partners, who are partnerships in the tiered partnership structure.

As of December 31, 2008, the Partnership's tax years for 2005, 2006, 2007, and 2008 are subject to examination by tax authorities. As of December 31, 2008, there are no ongoing examinations by tax authorities.

Management's Use of Estimates — The preparation of consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Financial Instruments — All of the financial instruments of the Partnership are carried at amounts that approximate fair value.

Recent Accounting Pronouncements — In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. FIN 48 establishes the minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return, and is effective for the Partnership's current year. The Partnership adopted the provisions of FIN 48, effective January 1, 2008. As a result of the implementation, management has evaluated the application of FIN 48 to the Partnership, and as of December 31, 2008, has determined no provision for income tax is required in the Partnership's consolidated statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* effective for fiscal years beginning after November 15, 2007. This standard clarifies the definition of fair value for financial reporting purposes, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 became effective for the Partnership as of January 1, 2008. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Partnership's own assumptions in determining the fair value of investments)

The following is a description of the valuation methodologies used for securities measured at fair value, based on statement of financial condition classification. Management, from time to time, may make fair value adjustments to valuation methodologies described below under certain market conditions. Management maintains a consistent policy and process for identifying when and how such adjustments should be made. To the extent a significant fair value adjustment is made by management, the valuation classification would generally be considered a Level 3 within the fair value hierarchy. There were no material changes made to the Partnership's valuation models during 2008.

Securities Owned, Pledged as Collateral — Securities owned, pledged as collateral includes units of unit investment trusts and state and municipal obligations. Units of unit investment trusts are carried at redemption value, which represents fair value. Units of unit investment trusts are classified as Level 1 within the fair value hierarchy. State and municipal obligations are carried at fair value which is based on quoted market prices, amounts that approximate quoted values or amounts that approximate quoted values for securities of comparable quality, maturity, and interest rate. State and municipal obligations are classified as Level 2 within the fair value hierarchy.

Other Securities Owned — Other securities owned include common shares, shares of closed-end funds and exchange traded funds, private equity investments, and an annuity contract. Common shares are carried at fair value which is based on quoted market prices. Common shares are classified as Level 1 within the fair value hierarchy. Shares of closed-end funds and exchange traded funds represent seed investments in such funds. Shares of closed-end funds and exchange traded funds are carried at fair value which is based on quoted market prices. Shares of closed-end funds and exchange traded funds are classified as Level 2 within the fair value hierarchy. The valuation of private equity investments is based on unobservable inputs and thus are classified as Level 3 within the fair value hierarchy. The annuity contract is carried at fair value based on amounts that approximate quoted values for securities of comparable quality, maturity, and interest rate. The annuity contract is classified as Level 2 within the fair value hierarchy.

Securities Sold, Not Yet Purchased — Securities sold, not yet purchased consist of units of unit investment trusts. Units of unit investment trusts are carried at redemption value, which represents fair value. Units of unit investment trusts are classified as Level 1 within the fair value hierarchy.

The inputs or methodology used for valuing financial assets are not necessarily an indication of the risk associated with investing in those financial assets. A summary of the inputs used to value the Partnership's financial assets as of December 31, 2008 is as follows:

Valuation Inputs	Securities Owned, Pledged as Collateral	Other Securities Owned	Securities Sold, Not Yet Purchased
Level 1	$ 5,004,336	$ 181,574	$ -
Level 2	9,143,513	1,403,485	412,450
Level 3	-	1,870,500	-
	$ 14,147,849	$ 3,455,559	$ 412,450

The Partnership did not have any liabilities that were measured at fair value on a recurring basis at December 31, 2008, other than securities sold, not yet purchased.

3. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements at December 31, 2008, are summarized as follows:

Computer hardware	$ 2,555,394
Furniture and fixtures	2,850,543
Office equipment	744,909
Internal-use software	627,692
Leasehold improvements	7,643,735
	14,422,273
Less accumulated depreciation and amortization	(2,699,224)
Total	$ 11,723,049

4. SECURITIES OWNED, PLEDGED AS COLLATERAL, OTHER SECURITIES OWNED, AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned, pledged as collateral, other securities owned, and securities sold, not yet purchased by the Partnership at December 31, 2008, consisted of:

	Securities Owned, Pledged as Collateral	Other Securities Owned	Securities Sold, not yet Purchased
Unit investment trusts	$ 5,544,336	$ -	$ 412,450
Closed-end funds	-	322,507	-
Exchange traded funds	-	88	-
State and municipal obligations	8,603,513	-	-
Private equity investments	-	1,870,500	-
Annuity contract	-	980,354	-
Common shares	-	282,110	-
Total	$ 14,147,849	$ 3,455,559	$ 412,450

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices which may differ from the fair values reflected in the consolidated statement of financial condition.

Securities owned, pledged as collateral represents proprietary positions that have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others, subject to certain limitations.

5. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating approximately $2.9 million at December 31, 2008.

6. SHORT-TERM BANK BORROWINGS

Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement day basis. Customer securities pledged at December 31, 2008 totaled $3,900,000. The short-term bank borrowings also bear interest at variable rates based on the Federal Funds rate plus 50 basis points. The interest rate applied to the short-term bank borrowings was 1.375% at December 31, 2008. These borrowings are payable upon demand.

7. COMMITMENTS AND CONTINGENCIES

In 2007, the Partnership entered into a noncancelable operating lease agreement for office space in Wheaton, Illinois effective October 1, 2008 to October 31, 2019. The following are future minimum lease obligations on the Partnership's office lease:

Year Ending December 31	Amount
2009	$ 1,271,672
2010	1,312,365
2011	1,353,059
2012	1,393,752
2013	1,434,446
Thereafter	9,033,957
Total	$ 15,799,251

The Partnership, as of February 23, 2009, intends to provide capital, when necessary, to BondWave and Stonebridge, for at least the next 12 months to meet the operating obligations that BondWave and Stonebridge incur and to meet any applicable regulatory requirements.

In the normal course of business, the Partnership enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2008, and were subsequently settled had no material effect on the consolidated statement of financial condition as of that date.

8. RELATED-PARTY TRANSACTIONS

Receivables from affiliates related through common ownership are with First Trust Global Enterprises L.P., First Defined Portfolio Management Co., and First Trust Advisors L.P.

Operations of the Partnership are conducted in facilities and by personnel shared with an affiliate. The Partnership allocates a portion of the costs to this affiliate. At December 31, 2008, amounts due on this arrangement totaled $2,641,278 and are included in due from affiliates on the consolidated statement of financial condition.

The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts.

Certain employees of the Partnership own limited partnership interests in Grace.

The Partnership has an arrangement with an affiliate in Canada to provide services in connection with the affiliate's mutual fund product line. The arrangement calls for the payment of fees to the Partnership based on a percentage of the aggregate subscription price of all units purchased, and a percentage of the net asset value and an amount equal to the trailing commission. At December 31, 2008, amounts due on this arrangement totaled $723,145 and are included in receivables from affiliates on the consolidated statement of financial condition.

At December 31, 2008, the Partnership had an amount due of $3,719,317 from an affiliate, First Trust Global Enterprises L.P. This receivable is included in receivables from affiliates on the consolidated statement of financial condition.

9. EMPLOYEE BENEFIT PLAN

The Partnership has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants can contribute up to 100% of their annual salary to the plan to a maximum of $15,500 during the year ended December 31, 2008. Partnership contributions are at the discretion of management.

10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2008, the Partnership had net capital of $11,950,666, which was $11,362,031 in excess of its required net capital of $588,635. The Partnership's ratio of aggregate indebtedness to net capital was 0.74 to 1.00.

Capital distributions are anticipated to be made to Grace within the first six months of 2009.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 23, 2009

To the Partners of
First Trust Portfolios L.P. and Subsidiaries
Wheaton, Illinois

In planning and performing our audit of the consolidated financial statements of First Trust Portfolios L.P. and Subsidiaries (the "Partnership") as of and for the year ended December 31, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Partnership in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member of
Deloitte Touche Tohmatsu

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP